Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, Illinois 60606

www.faegredrinker.com

December 23, 2025

VIA EDGAR TRANSMISSION

Mr. John F. Kernan

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Redwood Private Real Estate Debt Fund (formerly known as the Redwood Real Estate Income Fund)

(Registration Nos. 333-268948; 811-23846)

Dear Mr. Kernan:

The following responds to the Securities and Exchange Commission (“SEC”) Staff’s comments that you provided by telephone, relating to the December 31, 2024 annual report (the “Annual Report”) of Redwood Private Real Estate Debt Fund (formerly known as the Redwood Real Estate Income Fund) (the “Fund” or “Registrant”) filed on Form N-CSR on March 11, 2025 or the applicable document referenced within the comment. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Fund’s response. All disclosure changes will be reflected in future filings.

1.	Comment: Please consider enhancing the investment descriptions included in the Consolidated Schedule of Investments to provide details of the priority of the lien attached to collateral securing mortgage loans or participation notes. As this information will aid shareholders in their understanding of the financial statements. For Example: first lien Note A or Note B.

Response: The Fund respectfully notes that it generally holds First Lien Note A positions. Consequently, the Fund will explore adding this additional description in future periods as appropriate.

2.	Comment: Please discuss in correspondence why the Fund has not made the required disclosures for reverse repurchase agreements subject to a master netting arrangement. (See. ASC 210-20-50-3-5).

Response: The Fund respectfully notes that it does not participate in reverse repurchase agreements subject to a master netting arrangement.

3.	Comment: Assets and liabilities that are not measured at fair value but are presented at an amount that approximates fair value on the Statement of Assets and Liabilities should include the level in which the investment would be classified in the fair value hierarchy. This applies to reverse repurchase agreements and the payable for CLO notes held by the Fund. Please include the disclosure required by ASC 825-10-50-10 on a prospective basis.

Response: The Fund confirms that it will include the requested disclosure in future filings made on Form N-CSR.

4.	Comment:

(i) In correspondence, please describe the operation of the principal markets in which the Fund typically acquires and sells investments. In your response, specifically highlight if there are bid/ask quotes associated with these investments and if such prices are regularly published in inter-dealer markets.

(ii) The Fund’s registration statement dated April 30, 2025, describes a range of factors (for example, loan to estimated value ratio that the investment manager considers when making an investment) in correspondence, please describe how these attributes are monitored and used to assess credit quality and loan performance and if the information is used as inputs to fair valuation techniques. In your response, please describe if the investment manager employs any internal risk ratings for the Fund’s loans and provide staff with the year over year breakdown by category.

(iii) Staff notes that the Fund appears to employ a market approach valuation technique which records the fair value of loans at their entry date value or transaction price please confirm the Staff’s observation and modify the valuation disclosure in the Notes to the Consolidated Financial Statements to disclose this approach.

(iv) When a transaction represents fair value at acquisition and a valuation technique uses unobservable inputs to measure fair value in subsequent periods, US GAAP (ASC 820-10-35-24(c)) requires that the valuation technique should be calibrated. Please describe how the Fund calibrates its valuation techniques including what observable market data is reflected in those techniques at subsequent measurement dates and explain to what extent fair values may be affected by changes in interest rates, spreads, and credit outlooks in different market cycles. In your response, please also describe any periodic back-testing that is performed to provide any on-going feedback on the Fund’s valuation processes.

Response:

(i)	The Fund respectfully notes that it does not acquire and sell any investments on a market. The Fund participates in private real estate loans which do not have a market and therefore, there are no bid/ask quotes associated with these investments.

(ii)	The Fund monitors credit attributes such as delinquency status, borrower performance, construction progress, loan to estimated value, and updated collateral valuations via appraisals and/or broker price opinions (“BPOs”). These factors are incorporated directly into the Fund’s refreshed collateral valuation methodology, which determines whether a loan continues to be carried at par or requires to be marked. The Fund does not maintain a formal internal risk-rating system; instead, credit quality is evaluated through these ongoing performance indicators, which serve as inputs to the fair value analysis.

(iii)	The Fund confirms the Staff’s observation and will update the disclosures, as requested, on the Notes to the Consolidated Financial Statement in future filings on Form N-CSR.

(iv)	The Fund calibrates its valuation techniques by confirming that initial fair value estimate produced by our valuation techniques equals the transaction price at acquisition. In subsequent periods, the Fund’s fair value determinations align with the methodology used by its third-party valuation agent, incorporating updated appraisals, BPOs, construction progress, borrower performance, and servicer reporting. Because the Fund’s loans do not trade in active markets, observable market pricing inputs are generally not available and therefore not used directly; however, changes in broader market conditions may indirectly affect collateral valuations through the appraisal process. Due to the fact the Fund invests in private real estate loans that are held to maturity or otherwise paid off, the Fund does not perform formal valuation back-testing, but fair values are reassessed regularly and evaluated for reasonableness as new collateral information, updated valuations, and resolution outcomes become available.

5.	Comment: Staff notes that unfunded commitments represent approximately 60% of net assets of the Fund at fiscal year-end. Please discuss in correspondence how the Fund complies with Rule 18f-4(e) with respect to unfunded commitments, including its ability to meet its future obligations. Please also describe the valuation technique and observable and unobservable inputs to fair valuing unfunded commitments.

Response: In accordance with Rule 18f-4(e), the Fund enters into these commitments only after determining it will have sufficient cash, liquid assets, and borrowing capacity to meet future draw requirements. This assessment is performed through the Fund’s ongoing liquidity monitoring, which incorporates expected loan repayments, available financing capacity, and the fact that draw requests are funded over time based on verified milestones.

Unfunded commitments are valued at zero because they are contingent obligations and do not constitute separate financial assets or liabilities. Their economic effect is reflected in the fair value of the related loan, which incorporates observable inputs such as loan terms and construction budgets and unobservable inputs such as expected borrower performance.

6.	Comment:

(i) The fact sheet presenting information as of March 31, 2025, on the Fund’s website includes a total annual expense ratio of 2.17%, which is different from the 5.14% expense ratio presented for Class I in the Consolidated Financial Highlights. Please discuss in correspondence why the expense ratio in the fact sheet differs from the Consolidated Financial Highlights and whether the ratio is potentially misleading to a shareholder.

(ii) The Staff also notes that the Fund presents its current gross yield as of March 31, 2025, without referencing its current net yield in the fact sheet. Please include the comparative the current net yield in the fact sheet.

Response:

(i) The Fund respectfully notes it makes available to investors quarterly fact sheets with respect to the Fund (each, a “Fact Sheet”) and posts such Fact Sheets on its website. The Fund notes that such Fact Sheets are independent documents, prepared at different times and with different dates. The Fund further notes, however, that it no longer includes its expense ratio in its Fact Sheets.

(ii) The Fund confirms that it will include its current net yield in all future fact sheets where gross yield is shown, as requested.

7.	Comment: The Staff notes that the fee table in the prospectus dated April 30, 2025, includes an estimate for interest expense on borrowings for the current year of 0.33%. This appears to be understated when compared to the amount of leverage outstanding as a percent of net assets and at the financing rates at the prior fiscal year-end. In correspondence, please explain how the current year estimate was derived and the basis for the difference with the amount of leverage outstanding at the prior fiscal year-end.

Response: The Fund respectfully notes that the 0.33% interest expense estimate reflects the Fund’s projected average financing cost for the current fiscal year, based on a blended financing rate and average outstanding borrowings. Because the CLO facility was not issued until late in 2024, the Fund’s average borrowings and average effective financing cost for the current fiscal year are materially lower than the leverage level and rate observed at the prior fiscal year-end. Accordingly, the expense estimate incorporates (i) a partial-period contribution from the CLO at its applicable financing rate and (ii) the Fund’s average balance under the repurchase agreement during the period. This results in a blended interest expense estimate that is lower than what would be implied by applying the year-end leverage amount and rate.

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We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at 312-569-1146.

Sincerely,

/s/ Stacie L. Lamb

Stacie L. Lamb

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